UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

Peraso Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

71360T101

(CUSIP Number)

Diana Escobar Bold

Roadmap Capital General Partner Ltd.

130 Bloor Street West, Suite 603, Toronto, Ontario, Canada

M5S 1N5

(416)274-3481

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71360T101	Page 2

1	NAMES OF REPORTING PERSONS Roadmap Innovation Fund I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 63,334(1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 63,334(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,334(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%(2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)

Represents shares of common stock, par value $0.001 per share (the “Common Stock”), of Peraso Inc. (the “Issuer”) issuable upon the exchange of exchangeable shares (the “Exchangeable Shares”) of 2864555 Ontario Inc., a wholly-owned subsidiary of the Issuer. The Exchangeable Shares are exchangeable for shares of Common Stock at the election of the holder. Excludes shares of Common Stock issuable upon the exercise of 8,946 Exchange Shares held in escrow by the Issuer, which may be released to the Reporting Person upon the satisfaction of certain conditions discussed herein (the “Earnout Shares”).

(2)

Based on (i) 10,458,616 shares of Common Stock (excluding shares of Common Stock issuable upon exercise of Exchangeable Shares and the Earnout Shares) outstanding as reported in the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on December 20, 2021 and (ii) 63,334 shares of Common Stock issuable upon exchange of the Exchangeable Shares held by the Reporting Person.

CUSIP No. 71360T101	Page 3

1	NAMES OF REPORTING PERSONS Roadmap Innovation Fund II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 18,095(1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 18,095(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,095(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)

Represents shares of Common Stock of the Issuer issuable upon the exchange of Exchangeable Shares. The Exchangeable Shares are exchangeable for shares of Common Stock at the election of the holder. Excludes 2,556 Earnout Shares.

(2)

Based on (i) 10,458,616 shares of Common Stock (excluding shares of Common Stock issuable upon exercise of Exchangeable Shares and the Earnout Shares (as defined herein)) outstanding as reported in the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on December 20, 2021 and (ii) 18,095 shares of Common Stock issuable upon exchange of the Exchangeable Shares held by the Reporting Person.

CUSIP No. 71360T101	Page 4

1	NAMES OF REPORTING PERSONS Roadmap Peraso LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 428,369(1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 428,369(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 428,369(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%(2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)

Represents shares of Common Stock of the Issuer issuable upon the exchange of Exchangeable Shares. The Exchangeable Shares are exchangeable for shares of Common Stock at the election of the holder. Excludes 60,505 Earnout Shares.

(2)

Based on (i) 10,458,616 shares of Common Stock (excluding shares of Common Stock issuable upon exercise of Exchangeable Shares and the Earnout Shares (as defined herein)) outstanding as reported in the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on December 20, 2021 and (ii) 428,369 shares of Common Stock issuable upon exchange of the Exchangeable Shares held by the Reporting Person.

CUSIP No. 71360T101	Page 5

1	NAMES OF REPORTING PERSONS Roadmap Peraso LP (U.S. and Offshore)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 24,021(1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 24,021(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,021(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%(2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)

Represents shares of Common Stock of the Issuer issuable upon the exchange of Exchangeable Shares. The Exchangeable Shares are exchangeable for shares of Common Stock at the election of the holder. Excludes 3,393 Earnout Shares.

(2)

Based on (i) 10,458,616 shares of Common Stock (excluding shares of Common Stock issuable upon exercise of Exchangeable Shares and the Earnout Shares (as defined herein)) outstanding as reported in the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on December 20, 2021 and (ii) 24,021 shares of Common Stock issuable upon exchange of the Exchangeable Shares held by the Reporting Person.

CUSIP No. 71360T101	Page 6

1	NAMES OF REPORTING PERSONS Roadmap Peraso LP II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 674,724(1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 674,724(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 674,724(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%(2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)

Represents shares of Common Stock of the Issuer issuable upon the exchange of Exchangeable Shares. The Exchangeable Shares are exchangeable for shares of Common Stock at the election of the holder. Excludes 95,301 Earnout Shares.

(2)

Based on (i) 10,458,616 shares of Common Stock (excluding shares of Common Stock issuable upon exercise of Exchangeable Shares and the Earnout Shares (as defined herein)) outstanding as reported in the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on December 20, 2021 and (ii) 674,724 shares of Common Stock issuable upon exchange of the Exchangeable Shares held by the Reporting Person.

CUSIP No. 71360T101	Page 7

1	NAMES OF REPORTING PERSONS Roadmap Peraso LP II (US and Offshore)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 204,337(1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 204,337(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 204,337(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%(2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)

Represents shares of Common Stock of the Issuer issuable upon the exchange of Exchangeable Shares. The Exchangeable Shares are exchangeable for shares of Common Stock at the election of the holder. Excludes 28,861 Earnout Shares.

(2)

Based on (i) 10,458,616 shares of Common Stock (excluding shares of Common Stock issuable upon exercise of Exchangeable Shares and the Earnout Shares (as defined herein)) outstanding as reported in the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on December 20, 2021 and (ii) 204,337 shares of Common Stock issuable upon exchange of the Exchangeable Shares held by the Reporting Person.

CUSIP No. 71360T101	Page 8

1	NAMES OF REPORTING PERSONS Roadmap Peraso LP III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,774,026(1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 5,774,026(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,774,026(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.6%(2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)

Represents shares of Common Stock of the Issuer issuable upon the exchange of Exchangeable Shares. The Exchangeable Shares are exchangeable for shares of Common Stock at the election of the holder. Excludes 815,547 Earnout Shares.

(2)

Based on (i) 10,458,616 shares of Common Stock (excluding shares of Common Stock issuable upon exercise of Exchangeable Shares and the Earnout Shares (as defined herein)) outstanding as reported in the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on December 20, 2021 and (ii) 5,774,026 shares of Common Stock issuable upon exchange of the Exchangeable Shares held by the Reporting Person.

CUSIP No. 71360T101	Page 9

1	NAMES OF REPORTING PERSONS Roadmap Peraso LP III (US and Offshore)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,222,551(1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,222,551(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,222,551(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Represents shares of Common Stock of the Issuer issuable upon the exchange of Exchangeable Shares. The Exchangeable Shares are exchangeable for shares of Common Stock at the election of the holder. Excludes 172,678 Earnout Shares.

(2)

Based on (i) 10,458,616 shares of Common Stock (excluding shares of Common Stock issuable upon exercise of Exchangeable Shares and the Earnout Shares (as defined herein)) outstanding as reported in the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on December 20, 2021 and (ii) 1,222,551 shares of Common Stock issuable upon exchange of the Exchangeable Shares held by the Reporting Person.

CUSIP No. 71360T101	Page 10

1	NAMES OF REPORTING PERSONS Roadmap Capital General Partner Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 8,562,530(1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 8,562,530(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,562,530(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.0%(2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)

Represents shares of Common Stock of the Issuer issuable upon the exchange of Exchangeable Shares. The Exchangeable Shares are exchangeable for shares of Common Stock at the election of the holder. Excludes 1,209,408 Earnout Shares.

(2)

Based on (i) 10,458,616 shares of Common Stock (excluding shares of Common Stock issuable upon exercise of Exchangeable Shares and the Earnout Shares (as defined herein)) outstanding as reported in the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on December 20, 2021 and (ii) 8,562,530 shares of Common Stock issuable upon exchange of the Exchangeable Shares held by the Reporting Person.

CUSIP No. 71360T101	Page 11

1	NAMES OF REPORTING PERSONS Roadmap Capital Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 8,562,530(1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 8,562,530(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,562,530(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.0%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Represents shares of Common Stock of the Issuer issuable upon the exchange of Exchangeable Shares. The Exchangeable Shares are exchangeable for shares of Common Stock at the election of the holder. Excludes 1,209,408 Earnout Shares.

(2)

Based on (i) 10,458,616 shares of Common Stock (excluding shares of Common Stock issuable upon exercise of Exchangeable Shares and the Earnout Shares) outstanding as reported in the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on December 20, 2021 and (ii) 8,562,530 shares of Common Stock issuable upon exchange of the Exchangeable Shares held by the Reporting Person.

Item 1. Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Peraso Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 2309 Bering Dr., San Jose, California 95131.

Item 2. Identity and Background

This Schedule 13D is being filed jointly on behalf of:

•	Roadmap Innovation Fund I (“Roadmap Innovation I”);

•	Roadmap Innovation Fund II (“Roadmap Innovation II”);

•	Roadmap Peraso LP (“Roadmap Peraso”);

•	Roadmap Peraso LP (U.S. and Offshore) (“Roadmap Peraso (U.S. and Offshore)”);

•	Roadmap Peraso LP II (“Roadmap Peraso II”);

•	Roadmap Peraso LP II (US and Offshore) (“Roadmap Peraso II (U.S. and Offshore)”);

•	Roadmap Peraso LP III (“Roadmap Peraso III”);

•	Roadmap Peraso LP III (US and Offshore) (“Roadmap Peraso III (U.S. and Offshore)”);

•	Roadmap Capital General Partner Ltd. (“Roadmap GP”); and

•	Roadmap Capital Inc. (“Roadmap Capital”)

(each a “Reporting Person” and, collectively, the “Reporting Persons”).

Each of Roadmap Innovation I, Roadmap Innovation II, Roadmap Peraso, Roadmap Peraso (U.S. and Offshore), Roadmap Peraso II, Roadmap Peraso II (U.S. and Offshore), Roadmap Peraso III and Roadmap Peraso III (U.S. and Offshore) (collectively, the “Roadmap Funds”) is a limited partnership organized under the laws of Ontario, Canada. Each of Roadmap GP and Roadmap Capital is a corporation organized under the laws of Ontario, Canada.

Roadmap GP is the general partner of each of the Roadmap Funds. Roadmap Capital is the sole shareholder of Roadmap GP. Because of the relationship between Roadmap GP and each of the Roadmap Funds, Roadmap GP may be deemed to beneficially own securities beneficially owned by each of the Roadmap Funds. Because of the relationship between Roadmap Capital and Roadmap GP, Roadmap Capital may be deemed to beneficially own the securities beneficially owned by Roadmap Capital.

The business address of each Reporting Person is 130 Bloor Street West, Suite 603, Toronto, Ontario, Canada, M5S 1N5. The principal business of the Roadmap Funds is making investments. The principal business of Roadmap GP is serving as general partner of entities engaged in making investments in securities. The principal business of Roadmap Capital is in performing the functions of and serving as the sole shareholder of Roadmap GP.

The name, residence or business address, present principal occupation or employment and citizenship of each director, executive officer and controlling person of each of the Reporting Persons are listed on Schedule I hereto.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the persons listed on the Schedule I hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

Item 3. Source and Amount of Funds or Other Considerations

The information set forth in or incorporated by reference in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction

The Reporting Persons acquired securities of Peraso Technologies Inc., a corporation existing under the laws of the Province of Ontario (“Old Peraso”), as an investment between October 15, 2014 and November 1, 2021. On September 14, 2021, Old Peraso, the Issuer, 2864555 Ontario Inc., a wholly-owned subsidiary of the Issuer (“Canco”) and 2864552 Ontario Inc., a wholly-owned subsidiary of the Issuer, entered into an Arrangement Agreement (the “Arrangement”) pursuant to which the Issuer acquired Old Peraso. The Arrangement closed on December 17, 2021 and the Issuer changed its name from MoSys, Inc. to Peraso Inc.    Each Old Peraso Share that was issued and outstanding immediately prior to the effective time of the Arrangement was converted into the right to receive approximately 0.0452391223872678 newly issued shares of Common Stock or shares of Canco, which are exchangeable for shares of Common Stock (“Exchangeable Shares”).

Pursuant to the Arrangement, the Reporting Persons elected to received Exchangeable Shares rather than shares of Common Stock. The Exchangeable Shares are exchangeable for shares of Common Stock at the election of the holder. Holders of Exchangeable Shares also have the right, at their election, to require Canco to redeem any or all of their Exchangeable Shares for cash in an amount equal to the current market price (calculated in accordance with the Arrangement) of the Common Stock. The Exchangeable Shares may also be redeemed by Canco for cash in an amount equal to the current market price (calculated in accordance with the Arrangement) on and after the 7th anniversary of the effective date of the Arrangement, and at any time upon the occurrence of certain events. Canco is required to declare dividends on the Exchangeable Shares equivalent to those declared by the Issuer on shares of Common Stock.

In addition, the holders of Exchangeable Shares have the right to direct an agent of the Issuer to cast and exercise that number of votes equal to a pro rata number of voting rights attached to the special voting share held by that agent, to be determined by reference to the total number of outstanding Exchangeable Shares in respect of each matter to be voted on at a meeting of the Issuer (or consented to in writing).

Pursuant to the terms of the Agreement, the Reporting Persons may receive additional Exchangeable Shares if the conditions described below are met. The Issuer held in escrow an aggregate of 1,312,878 Exchangeable Shares and 502,567 shares of Common Stock (collectively, the “Earnout Shares”), of which the Reporting Persons may in the aggregate receive up to 1,209,408 Exchangeable Shares. The Earnout Shares are escrowed pursuant to the terms of an escrow agreement on a pro rata basis from the aggregate consideration received by the Old Peraso stockholders, subject to the offset by the Issuer for any losses in accordance with the Arrangement. Such Earnout Shares shall be released, subject to any offset claim, upon the satisfaction of the earlier of: (a) any date following the first anniversary of the Effective Time and prior to the third anniversary of the Effective Time where the volume weighted average price of the Common Stock for any 20 trading days within a period of 30 consecutive trading days is at least $8.57 per share, subject to adjustment for stock splits or other similar transactions; (b) the date of any sale of all or substantially all of the assets or shares of the Issuer; or (c) the date of any bankruptcy, insolvency, restructuring, receivership, administration, wind-up, liquidation, dissolution, or similar event involving the Issuer. All and any voting rights and other stockholder rights, other than with respect to dividends and distributions, with respect to the Earnout Shares are suspended until the Earnout Shares are released from escrow.

As of the Effective Date, the Issuer and each of the Reporting Persons entered into the lock-up agreements (the “Lock-Up Agreements”), pursuant to which, inter alia, each such Reporting Person agreed, without the prior written consent of the Issuer, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of or lend (“Transfer”), directly or indirectly, any shares of Common Stock or any security convertible into or exercisable or exchangeable to the Common Stock, or publicly express the intent to do so until the 12-month anniversary of the date of the effective time of the Arrangement (the “Lock-Up Period”). From and after the expiration of the Lock-Up Period, until ninety 90 days after the expiration of the Lock-Up Period (the “Leak-Out Period”) persons subject to Lock-Up Agreements may not Transfer on any trading day during the Leak-Out Period (any such date, a “Date of Determination”), Common Stock or the aforementioned securities, held by them in an amount representing more than 20% of the average daily trading volume of Common Stock as reported by Bloomberg, L.P. for the five trading days prior to each applicable Date of Determination. During the Lock-Up Period and the Leak-Out Period, persons subject to Lock-Up Agreements are precluded from engaging in any hedging or other similar transaction with respect to their securities. The Lock-Up Agreements contain customary exceptions. Reference to and description of the Lock-Up Agreement set forth above do not purport to be complete and are qualified in their entirety by reference to the full text of the form of Lock-Up Agreement, which has been filed as Exhibit 2 and is incorporated herein by reference.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedules I and II hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; and taking any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)(b) The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

(c) Except as set forth in Item 4, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the shares of Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in or incorporated by reference in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6. Except as disclosed in Item 4 of this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit	Description

1.	Joint Filing Agreement by and among the Reporting Persons (filed herewith).

2.	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 20, 2021).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 12/27/2021

Roadmap Innovation Fund I
By: Roadmap Capital General Partner Ltd., its general partner

By:	/s/ Hugh Cleland
Name: Hugh Cleland
Title: CEO, Roadmap Capital General Partner Ltd.

Roadmap Innovation Fund II
By: Roadmap Capital General Partner Ltd., its general partner

By:	/s/ Hugh Cleland
Name: Hugh Cleland
Title: CEO, Roadmap Capital General Partner Ltd.

Roadmap Peraso LP
By: Roadmap Capital General Partner Ltd., its general partner

By:	/s/ Hugh Cleland
Name: Hugh Cleland
Title: CEO, Roadmap Capital General Partner Ltd.

Roadmap Peraso LP (U.S. and Offshore)
By: Roadmap Capital General Partner Ltd., its general partner

By:	/s/ Hugh Cleland
Name: Hugh Cleland
Title: CEO, Roadmap Capital General Partner Ltd.

Roadmap Peraso LP II
By: Roadmap Capital General Partner Ltd., its general partner

By:	/s/ Hugh Cleland
Name: Hugh Cleland
Title: CEO, Roadmap Capital General Partner Ltd.

Roadmap Peraso LP II (US and Offshore)
By: Roadmap Capital General Partner Ltd., its general partner

By:	/s/ Hugh Cleland
Name: Hugh Cleland
Title: CEO, Roadmap Capital General Partner Ltd.

Roadmap Peraso LP III
By: Roadmap Capital General Partner Ltd., its general partner

By:	/s/ Hugh Cleland
Name: Hugh Cleland
Title: CEO, Roadmap Capital General Partner Ltd.

Roadmap Peraso LP III (US and Offshore)
By: Roadmap Capital General Partner Ltd., its general partner

By:	/s/ Hugh Cleland
Name: Hugh Cleland
Title: CEO, Roadmap Capital General Partner Ltd.

Roadmap Capital General Partner Ltd.

By:	/s/ Hugh Cleland
Name: Hugh Cleland
Title: CEO, Roadmap Capital General Partner Ltd.

Roadmap Capital Inc.

By:	/s/ Hugh Cleland
Name: Hugh Cleland
Title: Principal

Schedule 1

The name, principal occupation and citizenship of each director and executive officer of Roadmap Roadmap Capital General Partner Ltd. and Roadmap Capital Inc. are set forth below. Each of the other Reporting Persons is managed by Roadmap Capital General Partner Ltd. and does not have directors or executive officers. The address for each person listed below is c/o 130 Bloor Street West, Suite 603, Toronto, Ontario, Canada, M5S 1N5.

Roadmap Capital General Partner Ltd.

Directors

Name	Principal Occupation or Employment	Citizenship

Riadh Zine-El-Abidine	Founder, President and Director of Z Strategies Inc.	Canadian

Hugh Cleland	Portfolio Manager, Roadmap Capital Inc.	Canadian

Officers

Name	Principal Occupation or Employment	Citizenship

Riadh Zine-El-Abidine	Founder, President and Director of Z Strategies Inc.	Canadian

Hugh Cleland	Portfolio Manager, Roadmap Capital Inc.	Canadian

Roadmap Capital Inc.

Directors

Name	Principal Occupation or Employment	Citizenship

Riadh Zine-El-Abidine	Founder, President and Director of Z Strategies In’c.	Canadian

Hugh Cleland	Portfolio Manager, Roadmap Capital Inc.	Canadian

Imed Zine-El-Abidine	Director, Roadmap Capital Inc.	Canadian

Officers

Name	Principal Occupation or Employment	Citizenship

Riadh Zine-El-Abidine	Founder, President and Director of Z Strategies Inc.	Canadian

Hugh Cleland	Portfolio Manager, Roadmap Capital Inc.	Canadian

Diana Escobar Bold	Chief Compliance Officer, Roadmap Capital Inc.	Canadian